

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

John Larson
Chief Executive Officer
TC Power Management Corp.
501 Madison Avenue, 14th Floor
New York, NY 10022

> **Re:** **TC Power Management Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 1, 2011**
> **File No. 000-53232**

Dear Mr. Larson:

We have conducted a limited review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 1 and 2 of our letter dated February 11, 2011. Please provide disclosure describing how the merger was valid despite the language in Section 5.2 of the merger agreement that indicates shareholder approval is required. In addition, please include risk factor disclosure discussing the risk to the shareholders and the company that the merger transaction may not be valid and that you made be subject to damages as a result of such transaction.

2. We note that you intend to amend your annual report on Form 10-K to include disclosure that you should not have concluded that your disclosure controls and procedures were effective if your internal control over financial reporting was ineffective. We will continue to monitor for this amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Timothy Dockery
Facsimile: (212) 826-9307